Exhibit 99.1

TransAlta Reports First Quarter 2019 Results

CALGARY, May 14, 2019 /CNW/ -

Financial Highlights

  Funds from operations were $169 million, an increase of $8 million over 2018;
  Free cash flow from ongoing operations increased 17% to $95 million; and
  Entered into a $750 million strategic investment with an affiliate of Brookfield Renewable Partners

TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA) (NYSE: TAC) today reported first quarter 2019 financial results which reflect strong operational and financial results for the quarter, based on the execution of our strategic goals to competitively position our assets in the market.  Our portfolio of assets in Alberta benefitted from high power prices during the quarter, and our Energy Marketing segment successfully offset a portion of the losses due to an extreme pricing event in the Pacific Northwest.

During the quarter we agreed to acquire a 49% interest in the Skookumchuck wind project adjacent to our coal mine at Centralia, further diversifying our fleet.  The project has a 20-year PPA with an investment grade counterparty, making it a good candidate for TransAlta Renewables to acquire. The acquisition is expected to close in December 2019.  Including Skookumchuck, we now have over $700 million of renewables project under development in addition to the investments in the Pioneer Pipeline and our coal to gas conversions.  An Investor Day will be held in Toronto in September to showcase current and future growth opportunities, including the coal to gas conversions.  Additionally, an analyst and institutional investor tour of our Alberta wind and hydro facilities will be held in mid-July.

Free cash flow(1,2) during the first quarter of $95 million and funds from operations(1,2) of $169 million, increased $14 million and $8 million, respectively, after adjusting for the receipt of $157 million from the Balancing Pool for the early termination of the Sundance B and C Power Purchase Arrangements ("PPAs") received in 2018. The increase was driven by strong performance from Energy Marketing and Hydro, partially offset by lower results from US Coal and Canadian Gas.

Comparable EBITDA(1,2,3) for the quarter decreased $15 million compared to last year after adjusting for the one-time payment received in 2018.  Alberta operations benefitted from higher prices in the quarter with average power prices in the first quarter of $69 per MWh compared to $35 per MWh in 2018, mainly reflecting the impact of the extreme cold weather during February and March of 2019. This was offset by lower EBITDA from US Coal as a result of one unit being unavailable during extreme market conditions, the expiry of the contract at Mississauga on December 31, 2018, and lower scheduled payments from the Poplar Creek finance lease in Canadian Gas.

"Results for the quarter demonstrate the competitiveness of our business structure and asset diversification." said Dawn Farrell, President and Chief Executive Officer. "With increased financial capability through our innovative arrangement with Brookfield, we are now excited to get back to growing the business and continuing to execute our strategy." commented Mrs. Farrell.

First Quarter Highlights

  Announced retirement plans for Tim Faithfull and Ambassador Gordon Giffin from the Board of Directors. Subsequent to the quarter, Tim Faithfull retired from the Board immediately following TransAlta's 2019 Annual and Special Meeting of Shareholders. Ambassador Gordon Giffin intends to retire as director and Board Chair in 2020.
  Received approval from the Alberta Electric System Operator to extend the mothballing of Sundance Units 3 and 5 until November 1, 2021.
  Approved the innovative 10MW Windcharger battery storage project that will store energy produced from our Summerview II Wind Farm in Tesla batteries. The project received co-funding support from Emissions Reduction Alberta and will be the first utility-scale battery storage facility in Alberta.
  Agreed to issue $750 million of exchangeable securities to Brookfield Renewable Partners and its institutional partners (collectively "Brookfield") as part of a strategic partnership that realizes the value of our hydro assets, enhances our financial position to execute our strategy, and accelerates the opportunity to return capital to shareholders. The initial tranche of $350 million in exchange for unsecured, subordinated debentures was funded on May 1, 2019. TransAlta has also committed to returning up to $250 million of capital to shareholders through share repurchases within the next three years.

Important Subsequent Events

  Signed an agreement to purchase a 49% interest in the Skookumchuck Wind Energy Facility upon commercial operation, which is expected in December of 2019. The 136.8 MW wind facility, located in Washington state near our Centralia Plant, has a 20-year power purchase agreement with an investment grade counterparty.
  Announced that all resolutions at the Company's Annual and Special Shareholders' Meeting were approved, and that three new directors: Robert Flexon, Harry Goldgut and Richard Legault, were elected to the Board of Directors.

First Quarter 2019 Review by Segment

Comparable EBITDA (in CAD$ millions)	3 Months Ended
	March 31, 2019	March 31, 2018
Canadian Coal	63	64(a)
U.S. Coal	(10)	25
Canadian Gas	30	61
Australian Gas	30	31
Wind and Solar	69	68
Hydro	27	17
Energy Marketing	19	(10)
Corporate	(7)	(20)
Total Comparable EBITDA(a)	221	236(a)
a) Excludes $157 million in compensation from the Balancing Pool for the early termination of the Sundance B and C PPAs.

  Canadian Coal: Comparable EBITDA for the three months ended March 31, 2019 was lower by $1 million, after adjusting for the one-time receipt of $157 million for the termination of the Sundance B and C PPAs in the first quarter of 2018. Performance in the first quarter of 2019 was in line with the same quarter of 2018, despite the termination of the Sundance PPAs and the mothballing of two units. This largely reflects the combined impact of higher prices, co-firing with gas, and lower OM&A costs offsetting the loss of ability to recover Sundance carbon compliance costs through the PPAs.
  U.S. Coal: Comparable EBITDA was down by $35 million during the first quarter of 2019 compared to 2018. During an isolated and extreme pricing event in March, Centralia was unable to commit one of its units to physical production for day ahead supply due to an unplanned forced outage repair. As a result, the Company incurred cash losses of $25 million on its day ahead hedging position. This isolated and extreme pricing event was the result of cold weather and strong demand in the Pacific Northwest as well as from extremely high natural gas prices. The affected unit was able to return to service earlier than expected for delivery in the real time market, however, it was only able to recover a portion of the day ahead hedge losses due to real time prices settling significantly below the day ahead settlement price. The day ahead and subsequent real time prices are historically very similar. The event occurred within a 48-hour period. The remaining variance of $10 million is mainly related to the strong results in 2018 as we fulfilled our contracted volumes with low priced power purchases.
  Canadian Gas: Comparable EBITDA for the three months ended March 31, 2019 decreased by $31 million compared to the same period in 2018, mainly due to the expiry of the Mississauga contract on December 31, 2018 and lower scheduled payments from the Poplar Creek finance lease. In 2018, comparable EBITDA included $29 million of revenues from the Mississauga contract.
  Australian Gas: Comparable EBITDA for the three months ended March 31, 2019 was consistent with the same period in 2018, which was expected due to the nature of our contracts.
  Wind and Solar: Comparable EBITDA for the three months ended March 31, 2019 was consistent with the same period in 2018 as lower overall production was offset by favorable pricing in Alberta and reductions in operating and production-based costs.
  Hydro: Comparable EBITDA for the three months ended March 31, 2019 increased by $10 million compared to the same period in 2018, primarily due to a favourable market in Alberta.
  Energy Marketing: Comparable EBITDA was $29 million higher compared to the same period in 2018 due to strong results from U.S. Western markets. In addition, Energy Marketing generated $18 million in unrealized mark-to-market gains in the quarter, which were not included in comparable EBITDA. The cash flow from these mark-to-market gains is expected to be realized in future periods.
  Corporate: During the period, corporate cash flow was positively impacted by a total return swap which resulted in a $13 million decrease in administrative costs related to our share-based payment plan.

Consolidated Earnings Review

Net loss attributable to common shareholders during the first quarter of 2019 was $65 million compared to net earnings of $65 million for the same period in 2018. Last year's net earnings included the one-time receipt of $157 million ($115 million after tax) for the termination of the Sundance B and C PPAs. Excluding the termination payment, this quarter's net loss was $15 million higher due to lower comparable EBITDA, higher depreciation, and higher earnings attributable to non-controlling interests partially offset by lower interest expense and lower income tax expense.

First Quarter 2018 Financial and Operational Highlights

In $CAD millions, unless otherwise stated	3 Months Ended
	March 31, 2019	March 31, 2018
Availability (%) (4)	89.4	93.9
Production (GWh)	8,125	7,171
Revenue	648	588
Comparable EBITDA	221	393
Net earnings attributable to common shareholder	(65)	65
Funds from operations	169	318
Cash Flow from Operating Activities	82	425
Free cash flow	95	238
Net earnings per common share attributable to common shareholders	$(0.23)	$0.23
Funds from operations per share	$0.59	$1.10
Free cash flow per share	$0.33	$0.83
Dividends declared per common share	-	$0.04

TransAlta is in the process of filing its Consolidated Financial Statements and accompanying notes, as well as the associated Management's Discussion & Analysis ("MD&A"). These documents will be available today on the Investors section of TransAlta's website at www.transalta.com or through SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

Conference call
We will hold a conference call and webcast at 9:00 a.m. MT (11:00 a.m. ET) today, May 14, 2019, to discuss our first quarter 2019 results.  The call will begin with a short address by Dawn Farrell, President and CEO, and Christophe Dehout, Chief Financial Officer, followed by a question and answer period for investment analysts and investors. A question and answer period for the media will immediately follow.  Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Sally Taylor" as moderator.

Dial-in numbers – First Quarter 2019 Results:
Toll-free North American participants call: 1-888-231-8191
Outside of Canada & USA call: 1-647-427-7450

A link to the live webcast will be available on the Investor Centre section of TransAlta's website at http://www.transalta.com/investors/events-and-presentations. If you are unable to participate in the call, the instant replay is accessible at 1-855-859-2056 (Canada and USA toll free) with TransAlta pass code 3795994 followed by the # sign. A transcript of the broadcast will be posted on TransAlta's website once it becomes available.

Notes

(1)	Excluding one-time positive cash flows due to the Alberta Power Purchase Arrangement terminations in 2018.
(2)	These items are not defined under IFRS. Presenting these items from period to period provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods' results. Refer to the Funds from Operations and Free Cash Flow and Earnings and Other Measures on a Comparable Basis sections of the Company's MD&A for further discussion of these items, including, where applicable, reconciliations to measures calculated in accordance with IFRS.
(3)	During the first quarter of 2019, we revised our approach to reporting adjustments to arrive at comparable EBITDA, mainly to be more comparable with other companies in the industry. Comparable EBITDA is now adjusted to exclude the impact of unrealized mark-to-market gains or losses. Both the current and prior period amounts have been adjusted to reflect this change.
(4)	Availability and production includes all generating assets (generation operations and finance leases that we operate).

About TransAlta Corporation:
TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. We provide municipalities, medium and large industries, businesses and utility customers clean, affordable, energy efficient, and reliable power. Today, we are one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and we have been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. We are also proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit our web site at transalta.com.

Forward Looking Statements

This news release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws (collectively referred to as "forwarding-looking statements"). All forward-looking statements are based on our beliefs as well as assumptions based on information available at the time the assumption was made and on management's experience and perception of historical trends, current conditions, results and expected future developments, as well as other factors deemed appropriate in the circumstances. Forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as "may", "will", "can", "could", "would", "should", "shall", "believe", "expect", "estimate", "anticipate", "intend", "plan", "propose", "project", "forecast", "foresee", "potential", "enable", "continue" and similar expressions. These statements are not guarantees of our future performance, events or results and are subject to a number of significant risks, uncertainties and other important factors that could cause our actual performance, events or results to be materially different from those set out in the forward-looking statements. More particularly, and without limitation, this news release contains forward-looking statements relating to: the competitiveness of our business structure and asset diversification; increased financial capability following the arrangement with Brookfield; strategies and plans, including growing the business and continuing to execute our strategy; Ambassador Giffin intention to retire as director and Board Chair in 2020; the mothballing of Sundance Units 3 and 5 until November 1, 2021; the Windcharger battery storage project that is expected to store energy produced from the  Summerview II Wind Farm; closing of the acquisition of a 49% interest in the Skookuumchuk Wind Energy Facility, including the commercial operation date; the investment by Brookfield for a further $400 million in exchangeable securities; the expected benefits from the strategic partnership with Brookfield; and the expected return of capital to shareholders.  These statements are based on TransAlta's beliefs and assumptions based on information available at the time the assumptions were made, including assumptions pertaining to: the Company's ability to successfully defend against any existing or potential legal actions or regulatory proceedings, including by Mangrove Partners; the closing of the second tranche of the Brookfield investment occurring and other risks to the Brookfield investment not materializing; no significant changes to regulatory, securities, credit or market environments; key assumptions including power prices, Sundance coal capacity factor and hydro/wind resource remaining unchanged from those previously stated on December 17, 2018; the anticipated Alberta capacity market framework in the future; our ownership of or relationship with TransAlta Renewables Inc. not materially changing; the Alberta hydro assets achieving their anticipated future value, cash flows and adjusted EBITDA; the anticipated benefits and financial results generated on the coal-to-gas conversions and the Company's other strategies; and assumptions relating to the completion of the strategic partnership with and investment by Brookfield and proposed share buy-backs. The forward-looking statements are subject to a number of risks and uncertainties that may cause actual performance, events or results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: the failure of the second tranche of the Brookfield investment to close; the outcomes of existing or potential legal actions or regulatory proceedings not being as anticipated, including those pertaining to the Brookfield investment; changes in our relationships with Brookfield and its affiliated entities or our other shareholders; our Alberta hydro assets not achieving their anticipated value, cash flows or adjusted EBITDA; the Brookfield investment not resulting in the expected benefits for the Company and its shareholders; the inability to complete share buy-backs within the timeline or on the terms anticipated or at all; fluctuations in demand, market prices and the availability of fuel supplies required to generate electricity; changes in the current or anticipated legislative, regulatory and political environments in the jurisdictions in which we operate; environmental requirements and changes in, or liabilities under, these requirements; the failure of the conditions precedent to the second tranche of the investment to be satisfied; and other risks and uncertainties contained in the Company's Management Proxy Circular dated March 26, 2019 and its Annual Information Form and Management's Discussion and Analysis for the year ended December 31, 2018, filed under the Company's profile with the Canadian securities regulators on www.sedar.com and the U.S. Securities and Exchange Commission on www.sec.gov. Readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta's expectations only as of the date of this news release. In light of these risks, uncertainties and assumptions, the forward-looking statements might occur to a different extent or at a different time than we have described, or might not occur at all. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

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SOURCE TransAlta Corporation

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For further information: Investor Inquiries: Sally Taylor, Manager, Investor Relations, Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 07:00e 14-MAY-19